February 2, 2009
VIA EDGAR
Jill S. Davis
Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010
Re:	Alon USA Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 11, 2008 Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed November 7, 2008 File No. 1-32567
Dear Ms. Davis:
     On behalf of Alon USA Energy, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated January 8, 2009 (the “Comment Letter”) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 and the Form 10-Q for the Quarterly Period Ended September 30, 2008, we are providing the Staff with our written response as requested therein.
     For convenience, your comments are repeated and set forth in bold before the responses.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other Data, page 30
1.	Your response to comment number nine from our letter dated November 26, 2008 explains that you believe “...Adjusted EBITDA remains a valuable tool in the evaluation of the Company’s operating performance relative to other companies in the industries, subject to only the most extreme circumstances, such as the February 2008 fire, which suspended operations at the Company’s primary operating asset for an extended period of time.” You

U.S. Securities & Exchange Commission
Division of Corporate Finance
February 2, 2009

also explain that “The Company has not, nor does it intend to, revise or suspend the presentation of Adjusted EBITDA for disruptive events such as mechanical failure or natural events such as hurricanes or with respect to other unusual or infrequent events or trends that affect its results of operations.” It remains unclear to the Staff why your operating performance measure is a valuable tool in certain circumstances but not in others. Please clarify for us how a disruption in operations as a result of a fire differs from a disruption in operations as a result of a hurricane or other natural disaster. Please also explain to us why you have not presented the measure during periods of suspended operations with disclosure of the significant variations from period to period, the underlying reasons for the variances, and a description of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact.
     Response:
     In addressing the Staff’s original comment 9 it its letter of November 26, 2008, the Company did not intend to imply that its decision for not presenting the Adjusted EBITDA measure was based on any particular type of event that impacted operations. Additionally, the Company’s decision was not based on the occurrence of the February 18 fire alone. The Company’s decision for not presenting Adjusted EBITDA for the three and nine months ended September 30, 2008 was made only after careful consideration of a number of issues related to the fire that would factor into the measurement of Adjusted EBITDA. These factors included the following:
•	Operations at the Big Spring refinery, the Company’s primary operating asset during the periods presented, following the fire on February 18, 2008 were fundamentally changed. As a result of the fire, the Big Spring refinery’s fluid catalytic cracking unit (“FCCU”) did not operate until late September and the propane deasphalting unit (“PDA”) did not operate until mid-July. The FCCU unit converts low value unfinished products into high value finished products while the PDA converts vacuum tower bottoms into asphalt and lubricating oils. Because these units were inoperable, the Big Spring refinery was limited to operating at approximately 50% of its crude capacity with significantly different product yields compared to normal operations with the FCCU and PDA in operation. In other words, the refinery was not just simply operating at 50% capacity and producing 50% of the same products. As a result of not having the FCCU and PDA units in operation, the vacuum gas oil and vacuum tower bottoms normally processed by the FCCU and PDA units into higher value, finished products were sold at lower margins to other refineries for further processing.

U.S. Securities & Exchange Commission
Division of Corporate Finance
February 2, 2009

•	Because the refinery was not producing volumes of finished products sufficient to supply its customers, the business model for the Company was transformed from being a refiner that markets its own products to that of a marketer purchasing products for resale. From the date of the fire through late September, the Company was buying finished products from third parties and re-selling those products to its customers.

•	Substantial gains were included in our U.S. GAAP results of operations that were not generated by our operating assets and a significant portion of such gains were not reportable during the same periods in which rebuild expenditures were being incurred. As a result the damages covered by the Company’s insurance, the Company was required to recognize approximately $133 million and $230 million, respectively, of gains related to insurance recoveries in the three and nine months periods ended September 30, 3008. Under U.S. GAAP, these gains were not permitted to be recognized in previous periods in which the underlying expenses or damages were incurred. Therefore, a portion of the gains recognized in the third quarter were not matched with the underlying expenses or damages incurred prior to the third quarter. In addition, the Company incurred approximately $17 million and $43 million, respectively of fire-related costs in the three and nine month periods ended September 30, 2008 that were not reimbursable under the Company’s insurance policies.
     Following its analysis, the Company determined that, as a result of the totality of the impact of the above factors, the Adjusted EBITDA measure for the periods ended September 30, 2008 would not be useful information to investors regarding the Company’s operations because it would not provide a meaningful comparison to either Adjusted EBITDA for the Company’s prior periods or to the comparable periods of the Company’s peers. The Company considered, as suggested by the Staff, disclosing Adjusted EBITDA for the periods presented followed by a detailed explanation of the significant variations from period to period, but determined that, due to the number and complexity of issues impacting the measurement, there was a significant risk that any benefit of the disclosure to investors would be outweighed by the potential that the presentation would be either misinterpreted by or confusing to investors. This determination was based in part on the Company’s understanding that the Staff’s position is that Adjusted EBITDA is not appropriate for discussion in MD&A and, therefore, the presentation would be as a line item in “Other Data” in the Company’s summary consolidated financial information table with the detailed explanatory discussion of the above factors added to the end of the footnote reconciling Adjusted EBITDA to Net Income. For example, an investor who looked only at the line item “Adjusted EBITDA” would see the amount of $106 million for the three month period ended September 30, 2008, which, as a result of the factors described above, would not represent a meaningful measure of the results of the Company’s operations in that period. If the investor reviewed the entire footnote disclosure, which would necessarily be extremely complex in order to address the factors described above and their resulting impact and variation from prior periods, the investor still would be left

U.S. Securities & Exchange Commission
Division of Corporate Finance
February 2, 2009

with a measure that would have little relevance in assessing the Company’s operating performance (the intended purpose of the measure) due to the Company’s operations drastically differing from the level of operations in prior periods.
     The Company wishes to point out that the impact of the fire and related issues, including the factors described above, are addressed in the MD&A and were therefore disclosed to investors with respect to the financial statement line items permitted to be addressed in MD&A.
     The Company continues to believe that Adjusted EBITDA is a valuable tool for investors to evaluate the Company’s operating performance against prior periods and relative to other companies in it’s industry, including during periods in which the Company has unplanned downtime due to various events or planned downtime for turnarounds or maintenance. The Company also appreciates that it should continue to disclose metrics that were disclosed in prior periods regardless of whether such disclosure is not favorable to the Company. However, the Company’s primary goal is to ensure that its disclosure is useful and understandable to investors. In this instance, the Company determined that, given the limited utility of Adjusted EBITDA for the periods presented for comparisons to prior periods or to the performance of other companies and the potential for investors to either overlook or misinterpret the complex explanation of the factors described above, the better course of action was to not present the measurement. The Company intends to resume its presentation of Adjusted EBITDA in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009.
     As requested in the Comment Letter, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission
Division of Corporate Finance
February 2, 2009

     The Staff’s attention to our responses is greatly appreciated. If you have any questions regarding our responses contained in this letter, please do not hesitate to contact me at (972) 367-3669.

Sincerely,
/s/ Shai Even
Shai Even
Senior Vice President and Chief Financial Officer

cc:	Mark Wojciechowski
Jennifer Goeken
U.S. Securities and Exchange Commission

Jeff D. Morris
Harlin R. Dean
Alon USA Energy, Inc.